Exhibit 99.1

E-mail from Robert J. Doran

Granite City’s Option Exchange Program Approved

Dear Granite City Option Holder:

I’m pleased to announce that at our special meeting last week, Granite City Food & Brewery’s shareholders approved our proposal to implement a stock option exchange program.

Our company’s success comes from the contributions you make each and every day, and we strive to reward your efforts with competitive compensation packages combining cash and equity. Granite City equity is a way for you to share in the long-term growth of our company.

However, we recognize that market conditions have rendered some stock option grants significantly “underwater,” meaning the option price is significantly higher than our current stock price. In our case, the board determined that stock options with exercise prices in excess of $6.00 per share were considered to be underwater. This exchange program, which required board support and shareholder approval, enables employees with such grants a way to realize value by exchanging underwater options for new stock options.  This exchange program demonstrates our company’s commitment to you.

We expect to launch the exchange program on May 25 and keep it open through June 23.  Once we execute the exchange program, we will provide you with all the information you need to make your decision.

Receiving shareholder support for our proposal is especially gratifying given the current market environment and tough economy. Clearly, our shareholders understand the value of your work and commitment.

Robert J. Doran

Chief Executive Officer

Key legal disclosure

The Option Exchange Program has not yet commenced.  Granite City will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program, including the interests of our executive officers in the Option Exchange Program.

Granite City’s shareholders and option holders will be able to obtain the written materials described above and other documents filed by Granite City with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, shareholders and option holders may obtain free copies of the documents filed by Granite City with the SEC by directing a written request to: Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, Attention: Monica A. Underwood.